Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

THE FPL GROUP/CONSTELLATION ENERGY MERGER

QUESTIONS AND ANSWERS FOR FPL GROUP EMPLOYEES

1. What did we announce today?

We announced that FPL Group, Inc. and Constellation Energy, two of the strongest, fastest-growing and most successful energy companies in America, have agreed to merge, creating the nation's largest competitive energy supplier and the second-largest electric utility.

The combined company, which will maintain dual headquarters in Juno Beach and Baltimore and have approximately 21,750 employees, will serve more than 5.5 million electric customers in Florida and Maryland and 625,000 gas customers in Maryland. Its generation portfolio will be the nation's second-largest, exceeding 45,000 megawatts of capacity.

2. Why are we doing this?

We're doing it because the merger will create a combined enterprise with significantly more growth potential and earnings potential than what either of the two companies could achieve on a stand-alone basis.

It will bring together two strong, successful industry leaders whose assets and skill sets fit very well together. In fact, they combine the best of the utility and competitive energy sectors.

Its competitive wholesale and retail businesses will serve thousands of commercial, industrial and utility customers.

Importantly, the merger will also help us achieve a key corporate objective: building value for our shareholders.

3. What are some specific benefits of the merger?

The main benefit is that it should enable us to achieve a higher level of profitable growth by becoming a larger, more efficient company. FPL Group and Constellation Energy, and our respective assets and geographies, fit very well together. FPL Energy has assets in key markets, such as Texas and New England, where Constellation Energy serves considerable load beyond its owned generation supply. The merger will enable us to realize cost synergies through a fleet management approach in our expanded nuclear portfolio, which will roughly double in size to 11 units.

We believe that customers and shareholders will also benefit from the combining of our two respected and experienced utilities. These utilities will contribute nearly half of the new company's revenues. By capitalizing on the scale of the two operations and leveraging best practices of both companies, FPL and BGE will have added opportunity to better serve customers and can assist each other in the event of natural disasters. Both organizations have highly performance-driven cultures. Although there will be some redundancy in job functions, which will be addressed through normal attrition wherever possible, the new company will have multiple, tangible growth opportunities for employees.

4. What can FPL Group and Constellation Energy do better together than they could do separately?

Many things. For example, the combination creates a more balanced footprint in major competitive regions - particularly in New England and Texas - where FPL Energy's portfolio of nearly 12,500 megawatts of competitive generation assets will be leveraged by Constellation Energy's position as the nation's leading supplier of energy in competitive regions. By more closely matching its power sales with the output of its own larger power plant fleet, essentially creating a "virtual utility," the combined company can lower operating costs and be even more successful in growing earnings. The transaction also creates growth potential for the combined enterprise that exceeds what the two companies could have achieved separately.

5. Beyond the two top executive positions mentioned in the release, who will be on the combined company's senior management team? How were those decisions made, or how will they be made?

The two companies have announced a few senior management positions. Follin Smith, currently chief financial officer and chief administrative officer for Constellation Energy, will serve in a similar role for the combined entity. After the merger, Moray Dewhurst, FPL Group's CFO, will lead the transition and integration effort. Tom Brooks of Constellation Energy will chair the Commodities Group. Jim Robo, president of FPL Energy, will oversee the generation operations and the utilities. Armando Olivera, president of Florida Power & Light Company, and Ken DeFontes, president of BGE, will continue in their current roles. Mike Wallace will support Jim Robo in creating a fleet management structure for the nuclear division and continue to guide Constellation's UniStar new nuclear initiative.

Further announcements on the leadership team and other operational decisions will be made in due course by the integration team, on which both companies will be represented.

6. As an FPL Group employee, should I contact my counterparts at Constellation Energy to discuss transition plans?

Not unless you are explicitly authorized to do so. All operational decisions will be made in due course by a designated integration team, on which both companies will be represented, and which will make such decisions based on what makes the most sense for the combined company, its customers and communities, and its shareholders. It's important to remember at all times that until the merger transaction is completed, FPL Group and Constellation Energy are legally and operationally separate companies. Until the transaction is completed, both companies must and will continue to pursue their respective business activities as separate, stand-alone enterprises, exactly as before.

7. What changes can FPL Group's, and Constellation Energy's, customers expect as a result of the transaction? Will there be rate increases for our respective utility customers? Will our ways of doing business change?

FPL Group and Constellation Energy will be developing plans to ensure that once the merger receives the necessary regulatory and shareholder approvals and the transaction is completed, the integration process that will then begin will be smooth and seamless. For now, the two companies will go about their business on a stand-alone basis exactly as before. Both now and going forward, our respective customers can expect business as usual, with the same commitment to outstanding customer service. Customers should expect no increase in base rates. Over the long-term, customers should benefit through the sharing of best practices and other synergies.

8. Why will the combined company have dual headquarters?

Because it makes good business sense: the combined company will have a major business presence in both cities.

9. Will Florida Power & Light and Baltimore Gas and Electric retain their names?

Yes, both organizations have solid brand equity in their respective service areas so they will retain their names, and will continue to operate as separate, stand-alone units within Constellation Energy. They will continue to be headquartered in their respective cities.

10. Will any FPL Energy employees be relocated to Baltimore?

Operational decisions of that sort will be made by the integration team, on which both companies will be represented and which will make such decisions based on what is best for the company, its customers and communities, and its shareholders. For the present-that is, prior to completion of the merger-it will be business as usual.

11. When will I know whether, and how, the transaction will affect me, my job, my responsibilities, etc.? In areas where jobs are eliminated, how will it be decided who goes and who stays? Will it be based on seniority? Job performance? Some other criteria?

In the short term, it should be business as usual for virtually all FPL Group employees. It is important for you to remain focused on the day-to-day business and on meeting our customers' needs. Our industry becomes more competitive and complex each day, and we cannot afford any distraction from our business priorities while the merger process moves forward.

Longer term, there will be some changes for our employees and those at Constellation Energy. One of the key benefits of a merger of this kind is improved operating efficiency and that can mean elimination of redundant job functions. However, a portion of any job losses will be offset by anticipated retirements and normal attrition. More importantly, we expect to have added growth potential, which means high-performing employees should have added career opportunities. At this early stage, we have not yet done a thorough analysis of where the two organizations have roles that overlap - that will take time and will include input from all relevant areas of each company. Be assured that anyone who does become displaced will be handled with great care. We will make concerted efforts to find affected employees suitable replacement jobs, outplacement support or severance if we cannot offer comparable jobs.

12. Will this transaction trigger a change of control and will management receive payouts like they did for the failed Entergy merger?

FPL Group senior officers have waived any payments as a result of the change of control so long as they retain positions with comparable responsibilities within the combined company, and Lew Hay has waived any payments as a result of the change of control entirely.

Non-Solicitation and Safe Harbor Language

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. ("FPL Group") or Constellation Energy Group, Inc. ("Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov . In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Md. 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.